March 5, 2018

Stephen Thomas
Chief Executive Officer
TPT Global Tech, Inc.
501 West Broadway, Suite 800
San Diego, California 92101

       Re: TPT Global Tech, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed February 23, 2018
           File No. 333-222094

Dear Mr. Thomas:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 11, 2018 letter.

Form S-1/A filed February 23, 2018

Cover Page

1. We note your response to our prior comment 1. Please revise your disclosure to state clearly the status of your application for quotation with the OTCQB, your expected timing, and any risk that your application may not be approved.
2. Please revise the pricing table on the prospectus cover page to disclose the fixed price at which the shares will be offered.
 Stephen Thomas
FirstName LastNameStephen Thomas
TPT Global Tech, Inc.
Comapany NameTPT Global Tech, Inc.
March 5, 2018
June 16, 2017 Page 2
Page 2
FirstName LastName
Company Overview, page 3

3. In your response to our prior comment 2, you state that both Blue Collar and Hollywood
         Riviera Studios were acquired in the 4th quarter. However, in Footnote 10 (Subsequent
         Events) to the financial statements for the nine-month period ended September 30, 2017, you continue to state that the company has "entered into an Acquisition and Purchase
         Agreement" without any indication that those acquisitions have been consummated. You further state in your response that in the opinion of the company and both parties "all closing requirements have been met" and "the sellers deem the transactions completed."
         Nevertheless, it appears from your disclosure in Note 10 that final closings of the transactions are conditioned on the fulfillment of various conditions. Furthermore, on page 3, you acknowledge certain terms, conditions, and restrictions on the company's control of the assets and ownership interests until the financing is paid off. Please revise this disclosure to include all material terms and conditions of the agreements, including the expected timing under the agreements for paying off the financing and consequences if you do not.
4.       Please disclose that you are no longer separately acquiring HRS
Mobile.
5. We note your response to our prior comment 13. Please revise the prospectus summary to disclose the need to obtain $34 million in the next 12 months. Also disclose the amount of promissory notes you need to repay in connection with the acquisitions of Holleywood
         Riviera, Blue Collar and Matrixsites, the due dates and the consequences if you default or are unable to repay the notes.
6. Specifically address the status of the acquisition of assets from Matrixsites. We note that the consideration includes a promissory note for $4,000,000, the "terms of which will be agreed to by the Company and Matrix." Disclose whether these terms have been set and, if not, why not.
Selling Security Holders, page 21

7. With respect to your response to our prior comment 6, it is not clear to us why you state that the Blue Collar and HRS transactions have closed. It is also unclear whether the
         Matrixsites acquisition has closed. In your response, please explain how you are able to say that the transactions have already closed, that all the consideration for the shares has been determined and paid, and that the selling shareholders are holders unconditionally in the company's shares you are registering for resale in this registration statement.
8. We note your response to our prior comment 7. Please revise the attachment at the end of your response letter to make clear whether the shares are currently outstanding and how long each selling shareholder has held its shares.
 Stephen Thomas
TPT Global Tech, Inc.
March 5, 2018
Page 3
Item 5. Determination of Offering Price, page 25

9. Please revise this disclosure to be consistent with your response to our prior comment 1 and your prospectus cover page.
Our Business Segments, page 35

10. With regard to your response to our prior comment 11, we are still unable to locate your disclosure regarding your key products and services. Please revise or advise.
Compensation, page 75

11. We note your response to our prior comment 15 and updated disclosure in the summary compensation table. Please also update the rest of your compensation disclosure for fiscal year 2017, including the outstanding equity awards table and director compensation table.
Financial Statements
Note 10 - Subsequent Events, page F-45

12. We note that the amendments to the Acquisition and Purchase Agreements with Blue
      Collar and Hollywood Riviera as of February 9, 2018 include many restrictions, including a requirement that Blue Collar and Hollywood Riviera continue day-to-day operations and restrictions on changing the operations, among other restrictions. Please expand the disclosure of the Agreements with Blue Collar and Hollywood Riviera to clarify the point at which you believe the control of these operations will transfer to you, given these new restrictions. Please tell us how you evaluate the acquisition date for these transactions, using the guidance in ASC 805-10-25, detailing how you view control over the operations in light of the restrictions in the February 9, 2018 amendment.

        You may contact Claire Delabar, Staff Accountant, at (202) 551-3349 or Terry French,
Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at
(202) 551-3436 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

FirstName LastNameStephen Thomas                           Division of
Corporation Finance
Comapany NameTPT Global Tech, Inc.                         Office of
Telecommunications
June 16, 2017 Page 3
cc: Michael A. Littman
FirstName LastName